SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

# FORM 11-K





(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ______________.



Commission File Number 0-12919

# PIZZA INN, INC.
# 401(k) SAVINGS PLAN

(Full title of the Plan)

# Pizza Inn, Inc.

3551 Plano Parkway
The Colony, Texas 75056

(Name of Issuer and address of principal executive office)

PRICEWATERHOUSECOOPERS

# PIZZA INN, INC.
# 401(k) SAVINGS PLAN

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001 AND 2000

# PIZZA INN, INC. 401(k) SAVINGS PLAN

## TABLE OF CONTENTS



* Schedules required by ERISA not included herein have been omitted, as there were no transactions of the type required to be disclosed in such schedules.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

## Report of Independent Accountants

To the Participants and Administrator of the
Pizza Inn, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets held for Investment Purposes and the Schedule of Reportable Transactions that accompany the Plan's financial statements do not disclose the historical cost or net gain or loss of certain nonparticipant-directed plan assets held by and investment transactions executed by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

June 19, 2002

# PIZZA INN, INC. 401(k) SAVINGS PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| Investments, at fair value: | | |
| Mutual funds, at fair value | $ 1,260,624 | $ 1,388,872 |
| Pizza Inn, Inc. common stock, at market value (304,422 and 241,524 shares at December 31, 2001 and 2000, respectively) | 468,414 | 455,079 |
| Participant loans | 136,829 | 121,810 |
| Total investments | 1,865,867 | 1,965,761 |
| Liabilities: | | |
| Excess contributions payable | (1,418) | - |
| Net assets available for benefits | $ 1,864,449 | $ 1,965,761 |

The accompanying notes are an integral part of these financial statements.

# PIZZA INN, INC. 401(k) SAVINGS PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEAR ENDED DECEMBER 31, 2001

| | 2001 |
|---|---|
| Additions to net assets attributed to: | |
| Investment income: | |
| Net depreciation in the fair value of investments (see Note 4) | $ (350,248) |
| Interest and dividends | 48,828 |
| Contributions: | |
| Participant contributions | 324,049 |
| Employer contributions | 55,011 |
| Participant rollover contributions | 18,038 |
| Total additions | 95,678 |
| Deductions from net assets attributed to: | |
| Benefits paid to participants and other deductions | 196,990 |
| Total deductions | 196,990 |
| Net decrease | (101,312) |
| Net assets available for benefits: | |
| Beginning of year | 1,965,761 |
| End of year | $ 1,864,449 |

The accompanying notes are an integral part of these financial statements.

### 1. DESCRIPTION OF THE PLAN

Pizza Inn, Inc. 401(k) Savings Plan ("Plan") was approved and adopted by the board of directors of Pizza Inn, Inc. ("Company") on May 30, 1985 and was implemented on July 1, 1985. The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code ("Code") and, accordingly, is exempted from federal income taxes. On January 1, 1992, the Plan was amended, primarily to allow for investments in the Company's common stock. The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note 3).

**Investment alternatives**

The following description of each investment alternative offered in the Plan for the year ended December 31, 2001 provides only general information. Participants should refer to the Plan agreement for a more complete explanation of the Plan provisions. The Plan agreement is controlling at all times.

**Fidelity Advisors High Yield Fund**

This fund seeks a high level of income and the potential for capital gains by investing primarily in high-yield, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities, and preferred stocks.

**Franklin Small-Cap Growth Fund**

This fund seeks long-term capital appreciation by investing in equity securities of companies with a market capitalization of less than $1 billion.

**Janus Fund**

This fund seeks capital appreciation consistent with preservation of capital by investing in common stocks of companies and industries experiencing favorable demand for their products and services.

**Scudder Growth & Income Fund**

This fund seeks growth of capital, current income, and growth of income by investing in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential.

**Wells Fargo Stable Return Fund**

This fund seeks safety of principal while providing low-volatility total return by investing primarily in guaranteed investment contracts, guaranteed investment contract alternatives, marketable securities, and money market instruments.

**Wells Fargo Diversified Bond Fund**

This fund seeks to provide total return by diversifying its investments among three different fixed-income investment styles. The fund follows a multi-style approach seeking to reduce the price and return volatility of the fund and to provide the potential for more consistent returns.

**Wells Fargo Index Fund**

This fund seeks to replicate the return of the Standard & Poor's 500 Composite Stock Price Index by investing in substantially all the stocks of the index in substantially the same weightings as the Index.

**Dreyfus Small Company Value Fund**

This fund seeks capital appreciation by investing in stocks of companies with relatively low price to book ratios, low price to earnings ratios, or higher than average dividend payments.

**MFS Mid-Cap Growth Fund**

This fund seeks long-term growth of capital by investing in common stocks and related securities of medium-sized companies, which the fund's investment advisor believes have above-average growth potential.

**American Century International Growth Fund**

This fund seeks capital growth by investing primarily in common stocks of foreign companies with the potential for capital appreciation.

**American Century Equity Income Fund**

This fund seeks to provide current income with capital appreciation as a secondary objective. The fund pursues this objective by looking for securities with a favorable income-paying history that have prospects for income payments to continue or increase as well as looking for undervalued securities that have the potential for an increase in price.

**Pizza Inn, Inc. common stock account**

This fund invests solely in the common stock of Pizza Inn, Inc. The cost of the common stock at December 31, 2000 was $912,598. The Plan's trustee was unable to provide the cost value of the common stock at December 31, 2001.

**Participation**

The Plan participation requirements allow employees who have six months of service with the Company and who are 21 years of age or older to participate in the Plan. At December 31, 2001 and 2000, employees participating in the Plan approximated 90 and 130, respectively.

Participants can defer up to 15% of their salary toward Plan contributions. Matching contributions can be made at the discretion of the Company. Company matching contributions for the plan year ended December 31, 2001 equaled 50% up to the first 4% of the participants' contributions. The matching Company contribution is invested directly in Pizza Inn, Inc. common stock. Participants are not able to move the employer matching contributions out of the Pizza Inn, Inc. common stock and into other investment options. In addition, at the election of the board of directors, the Company may make discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2001.

For the plan year ended December 31, 2001, the Plan failed the average deferral percentage discrimination testing. In order to continue as a qualified plan, the excess participant contributions must be refunded to participants during the following Plan year. Such amounts refunded to participants are reflected as a payable to participants on the statement of net assets available for benefits.

**Participant accounts**

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts.

**Vesting**

Participant contributions, and the earnings thereon, are fully and immediately vested. Company contributions vest at the rate of 25% per year over four years of service.

**Forfeitures**

At December 31, 2001 and 2000, unallocated forfeited, nonvested accounts were $0 and $21,039, respectively. Forfeitures of unvested Company matching contributions by terminated employees are accumulated and periodically applied to reduce the Company's matching contributions for the applicable plan year. Employer contributions were reduced by $30,739 from forfeited, nonvested accounts during the year ended December 31, 2001.

**Loans**

Participants may obtain a loan from the Plan in an amount not to exceed 50% of their vested balance up to a maximum of $50,000. The minimum loan available is $1,000. Loans bear interest at a rate of 2% over prime, are collateralized by the participant's vested account balance and are repaid over a maximum repayment term of up to fifteen years. Principal and interest is paid ratably through monthly payroll deductions.

**Payment of benefits**

Terminating participants are entitled to receive 100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon. Generally, benefits attributable to employer contributions are not payable prior to termination. However, hardship distributions of a portion of the employee's contribution and employer's contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

Although it has not expressed any intent to do so, the Company maintains the right to terminate the Plan at any time. In the event that the Plan is terminated, the participants become 100% vested in their accounts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of presentation**

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

**Investments and investment income**

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances.

The investments are valued at fair value or the ending net asset value on the last business day of the Plan year. Investments in the Company's common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2001 and 2000. Purchases and sales of securities are recorded on a trade-date basis.

Investment income and dividends are recognized when earned.

**Determination of unrealized appreciation/depreciation and gain or loss on investments**

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

**Plan expenses**

Audit fees, other miscellaneous expenses and all other costs of administering the Plan are paid by the Company. Certain transaction costs, although borne by the Plan, are specifically charged to the individual participant who initiated the transaction by reducing their balance in Plan assets.

**Loans**

Interest rates on the loans range from 7% to 11.5% and 9.75% to 11.5% at December 31, 2001 and 2000, respectively, with maturity dates of fifteen years or less.

**Payment of benefits**

Benefits are recorded when paid.

**Use of estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

### 3. TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a). The Internal Revenue Service (IRS) granted a favorable letter of determination to the Plan in 1986. During 1995 and 1997, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

### 4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

| | December 31, | |
|---|---|---|
| **Investment** | **2001** | **2000** |
| Pizza Inn, Inc. common stock* | $ 468,414 | $ 455,079 |
| Janus Fund | 376,015 | 614,714 |
| Scudder Growth & Income Fund | 129,788 | 167,825 |
| Franklin Small-Cap Growth Fund | 263,263 | 380,940 |
| Wells Fargo Stable Asset Fund | - | 161,483 |
| Wells Fargo Stable Return Fund | 141,023 | - |
| Participant loans | 136,829 | 121,810 |

*Nonparticipant-directed (Note 5)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $350,248 as follows:

| | |
|---|---|
| Mutual funds | $ (273,139) |
| Common/collective funds | 10,565 |
| Pizza Inn, Inc. common stock | (87,674) |
| Net depreciation in the fair value of investments | $ (350,248) |

## 5. NONPARTICIPANT-DIRECTED INVESTMENTS

Employer contributions are automatically invested in the Pizza Inn, Inc. common stock. Employees also have the option of investing their contribution, or a portion thereof, in the Pizza Inn, Inc. common stock. Since the activity of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Net assets: | | |
| Pizza Inn, Inc. common stock | $ 468,414 | $ 455,079 |

| | Year Ended December 31, 2001 |
|---|---|
| Changes in Net Assets: | |
| Employer contributions | $ 82,205 |
| Participant contributions | 30,780 |
| Dividends | 9 |
| Net depreciation | (87,674) |
| Benefits paid to participants | (28,492) |
| Transfers from participant-directed investments | 16,507 |
| | $ 13,335 |

# SUPPLEMENTAL SCHEDULES

## SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001

| Identity of issue, borrower, lessor or similar party | Description of investment including maturity date, rate of interest, collateral, par or maturity value | Cost** | Current Value |
|---|---|---|---|
| * Pizza Inn, Inc. | Common Stock | *** | $ 468,414 |
| * Wells Fargo Stable Return Fund | Common/Collective fund | | 141,023 |
| Fidelity Advisors High Yield Fund | Mutual Fund | | 58,905 |
| MFS Mid-Cap Growth Fund | Mutual Fund | | 70,788 |
| Dreyfus Small Company Value Fund | Mutual Fund | | 90,717 |
| Franklin Small-Cap Growth Fund | Mutual Fund | | 263,263 |
| American Century International Growth Fund | Mutual Fund | | 6,303 |
| * Wells Fargo Diversified Bond | Mutual Fund | | 59,504 |
| Janus Fund | Mutual Fund | | 376,015 |
| Scudder Growth and Income Fund | Mutual Fund | | 129,788 |
| American Century Equity Income | Mutual Fund | | 54,500 |
| * Wells Fargo Index Fund | Mutual Fund | | 9,818 |
| * Participant loans | General purpose loans, maturing from 2002-2006 bearing interest at 7% to 11.5% | | 136,829 |
| Total assets held for investment purposes | | | $ 1,865,867 |

* Party-in interest

** Cost value not required for participant-directed investments.

*** Cost value has been omitted because the Plan's trustee did not provide this information.

# PIZZA INN, INC. 401(k) SAVINGS PLAN

SCHEDULE II

## SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| Identity of party | Description of asset | Total number of purchases | Total dollar value of purchases | Total number of sales | Total dollar value of sales | Net gain or (loss) |
|---|---|---|---|---|---|---|
| Series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involve more than 5% of the current value of plan assets: | | | | | | |
| Pizza Inn, Inc. | Common Stock | 46 | $ 208,448 | | | |
| Pizza Inn, Inc. | Common Stock | | | 49 | $ 107,439 | * |

* Net gain (loss) has been omitted because the Plan's trustee did not provide this information.